TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company” or “Teryl”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

GIL JOINT VENTURE REPORT, FAIRBANKS, ALASKA

For Immediate Release: April 7, 2005, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) is pleased to announce that the Gil joint venture progress report has been received for the 2004 exploration program from our joint venture partner Kinross Gold Corporation.

The goal of the 2004 Gil Exploration Program was to identify gold targets that could significantly increase the potential resource of the claim block. Field work began on June 21st and took place in the central and eastern portions of the claim area. This included the Main Gil Area, Sourdough Ridge, Intrusive Ridge, All Gold Ridge and Too Much Gold Ridge. Exploration activities consisted of geologic mapping, 1,020 feet of trenching, 18 reverse circulation drill holes totaling 4,175 feet, and the collection of over 1000 rock and soil samples for gold assay. Initial fieldwork outlined eight gold targets that warranted further exploration. Drilling in the final portion of the exploration season tested five of the eight targets.

Location and Accessibility
The Gil Venture claim block is located in the northeastern part of the Fairbanks Mining District, approximately 30 kilometers (19 miles) northeast of the city of Fairbanks, Alaska. The Gil JV western claim boundary is located 1 mile to the east of Fort Knox Mine and extends to the northeast in a approximately 1.5 mile wide by 7 mile long group of claims. The Gil Joint Venture claim block occupies the southern flank of the Fish Creek valley and is in the watershed of Last Chance, All Gold, Too Much Gold, Slippery and Lohr Creeks.

The majority of past work within the Gil Joint Venture has focused on two gold lode deposits, the Main Gil Zone and the North Gil Zone. The deposits are located in Section 3 in T2N, R3E of the Fairbanks Meridian. The North Gil Zone is located approximately 1,200 feet north of the Main Gil Zone. An eight-mile three-season road that begins at the Fort Knox Mine provides access to the prospect area.

Favourable drill results were located in the intersection area along Sourdough Ridge and mid-way between the Main Gil and the North Gil Zones:

Drill Results – Sourdough Ridge

Hole	Interval (feet)	Assay Results Opt/Au
GVR04-467	30-65	35 feet of .102
GVR04-468	0-55	55 feet of .053
including	35-40	5 feet of .426
GVR04-469	15-55	40 feet of .017
GVR04-470	60-90	30 feet of .056
GVR04-471	95-100	5 feet of .067
and	140-145	5 feet of .059
GVR04-472	100-125	25 feet of .024
GVR04-474	5-50	45 feet of .021
GVR04-475	20-40	20 feet of .012
GVR04-476	35-55	20 feet of .033
and	85-115	30 feet of .042
and	210-220	10 feet of .032
and	235-240	5 feet of .121
and	280-300	20 feet of .021
GVR04-479	35-40	5 feet of .146
and	125-140	15 feet of .017
and	290-300	10 feet of .024

Drill Results – Main Gil Area

Hole	Interval (feet)	Assay Results Opt/Au
GVR04-480	120-130	10 feet of .016
GVR04-481	15-35	20 feet of .047
and	100-120	20 feet of .015
GVR04-483	20-50	30 feet of .02
	120-130	10 feet of .017
GVR04-484	15-35	20 feet of .275
including	15-20	5 feet of .620
including	25-30	5 feet of .360
GVR04-485	180-190	10 feet of .076
including	180-185	5 feet of .130
GVR04-486	50-80	30 feet of .0203
and	100-130	30 feet of .0127

Trench Results – Sourdough Ridge

Trench	Interval (feet)	Results Opt/Au
Trench #1	20-70	50 feet of .101
including	50-60	10 feet of .37
Trench #1	105-110	5 feet of .1881
Trench #1	145-195	50 feet of .047
Trench #1	320-325	5 feet of .2225
Trench #3	70-80	10 feet of .033
	110-120	10 feet of .035
	210-220	10 feet of .027

Additional exploration targets have not been fully tested. These targets include gold anomalies located along All Gold Ridge, a calc-silicate layer identified north of the North Gil Zone and a gold anomaly outlined to the south of the Main Gil Zone.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.